Exhibit (a)(1)(g)

LSI Logic Corporation
Confirmation of Stock Option Elected for Exchange

Name (Last, First):	Mail Stop:
Personnel Number:	Manager:

Below is a personal summary of the stock option grants you voluntarily elected to exchange pursuant to LSI Logic’s Stock Option Exchange Offer. Please review the summary carefully, and immediately contact Stock Administration if discrepancies exist.

Option ID Number	Option Type[1]	Grant Date	Exercise Price	Shares Outstanding (subject to cancellation)	Shares Subject to New Option[2]

1 NQ = Non-Qualified Stock Option, ISO = Incentive Stock Option

2 The number of shares subject to each new option will be based on the exchange ratio of two new shares for every three shares cancelled, rounded up to the nearest whole share. The actual number of shares subject to each new option is subject to the terms and conditions of the program, as outlined in program materials, including the Offer to Exchange.

Data Privacy.

In order to administer this program, LSI Logic must collect, use and transfer certain information regarding you and your option grants, and may have to pass that information on to third parties who are assisting with the program. By submitting this form, you agree to such collection, use and transfer of your personal data by LSI Logic, its subsidiaries and the third parties assisting with the program, but only for the purpose of administering your participation in this offer. You also acknowledge and agree that: (1) the parties receiving this data may be located outside of your country, and the recipient’s country may have different data privacy laws and protections than yours, (2) the data will be held only as long as necessary to administer and implement the program, (3) you can request from LSI Logic a list of the parties that may receive your data, (4) you can request additional information about how the data is stored and processed, and (5) you can request that the data be amended if it is incorrect. You can withdraw your consent to the collection, use and transfer of your data by contacting LSI Logic. You should note, however, that if you withdraw your consent, it may affect your ability to participate in this option exchange program. Please contact LSI Logic, or your local human resources representative, if you have any questions.